UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

878895 10 1

(CUSIP Number)

Todd W. Herrick
4221 Vista Drive
Petoskey, Michigan 49770
(231) 348-8238

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207 10 1

1		NAME OF REPORTING PERSON Todd W. Herrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 009207 10 1

Explanatory Note

On April 30, 2014, the shareholders of Tecumseh Products Company, a Michigan corporation (“Tecumseh”), approved a recapitalization proposal, providing for an amendment to Tecumseh’s articles of incorporation in order to reclassify and convert (i) each nonvoting share of Class A Common Stock, par value $1.00 per share, into one Common Share, no par value (“Common Shares”), each entitled to one vote per share, and (ii) each share of voting Class B Common Stock, par value $1.00 per share, into one Common Share, each entitled to one vote per share.  The recapitalization essentially combined Tecumseh’s two classes of stock into one new class, with the same rights they had previously, except that the former holders of Class A Common Stock now have the right to vote and the Class A Protection Provision were removed, since there are no longer two classes of common shares.

The recapitalization was effective as of May 2, 2014.  In connection with the recapitalization, this amendment to Schedule 13D is being filed to report that the reporting person, Todd W. Herrick, is no longer a holder of Class B Common Stock, par value $1.00 per share, as all of the reporting person’s shares of Class B Common Stock were converted into new Common Shares, pursuant to the recapitalization.  The reporting person holds less than five percent of the issued and outstanding Common Shares.

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Class B Common Stock, par value $1.00 per share (“Class B Stock”), of Tecumseh Products Company, a Michigan corporation.  The address of Tecumseh’s principal executive offices is 5683 Hines Drive, Ann Arbor, Michigan 48108.

Item 2.	Identity and Background.

This statement is being filed by Todd W. Herrick.  Todd W. Herrick’s address is 4221 Vista Drive, Petoskey, Michigan 49770.  Todd W. Herrick is retired and this is his present principal occupation or employment.

Todd W. Herrick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Todd W. Herrick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Todd W. Herrick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

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Item 4.	Purpose of Transaction.

The purpose of this filing is to report that the reporting person, Todd W. Herrick, is no longer a holder of Class B Stock, as all of the reporting person’s shares of Class B Stock were converted into new Common Shares, pursuant to the recapitalization discussed above.  The reporting person holds less than five percent of the issued and outstanding Common Shares.

As reported below, Todd W. Herrick holds certain new Common Shares directly, and certain new Common Shares are held by entities with which Mr. Herrick has affiliations.  Todd W. Herrick’s purpose in serving as one of the trustees of the Herrick Foundation is to take part in the management of its charitable activities.  Todd W. Herrick’s purpose in serving as a trustee of the Ray W. Herrick and Hazel M. Herrick Trusts u/a/d February 26, 1949 and February 24, 1956 f/b/o Kenneth Herrick and his descendants (the “Trusts”) is to take part in the management of the activities of the Trusts of which Todd W. Herrick or Toni L. Herrick is the beneficiary.

In his capacity as a member of the Board of Trustees of the Herrick Foundation, as a trustee of the Trusts and/or in his personal capacity, Todd W. Herrick, expects from time to time to be presented with, give consideration to, and/or act upon, proposals that one or more of the Herrick Foundation, the Trusts, Todd W. Herrick and/or Toni L. Herrick acquire, dispose of, or vote Common Shares or other securities of Tecumseh, including, without limitation, by public or private sale (registered or unregistered), gift, pledge or otherwise, including, without limitation, sales of Common Shares pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  Todd W. Herrick, as a member of the Board of Trustees of the Herrick Foundation, as a trustee of the Trusts, and/or in his personal capacity, reserves the right not to acquire Common Shares or not to dispose of all or part of such Common Shares if he, along with any other applicable parties, determines such acquisition or disposal is not in the Herrick Foundation’s, the Trusts’ or his personal best interests at that time.

Unless otherwise noted in this Amended Schedule 13D, Todd W. Herrick does not currently have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Todd W. Herrick may, at any time and from time to time, review or reconsider his positions and formulate plans or proposals with respect thereto.  Todd W. Herrick intends to remain free to take such actions as he may from time to time deem appropriate in light of the circumstances which might arise from time to time, including effecting transactions that would change the number of shares he may be deemed to beneficially own.  Mr. Herrick reserves the right to be in contact with members of Tecumseh’s management, the members of Tecumseh’ Board of Directors, other significant shareholders and others regarding alternatives that Tecumseh could employ to increase shareholder value.

Item 5.	Interests in Securities of the Issuer.

Todd W. Herrick, is no longer a holder of Class B Stock, as all of the reporting person’s shares of Class B Stock were converted into new Common Shares, pursuant to the recapitalization discussed above.  The reporting person holds less than five percent of the issued and outstanding Common Shares.

CUSIP NO. 009207 10 1

The number and percentage of Common Shares beneficially owned by Todd W. Herrick and affiliated entities as of May 2 are as follows:

	Number	Percent

Todd W. Herrick	910,019 (1)	4.92% (2)
Trusts	888,113 (1)	4.81% (2)
Herrick Foundation	769,426	4.16% (2)

(1)
The shares shown above as beneficially owned by Todd W. Herrick consist of (1) 21,906 shares of Class B Stock owned by Todd W. Herrick and (2) 888,113 shares of Class B Stock held by the Trusts of which Todd W. Herrick and Toni L. Herrick are the trustees who are descendants of Kenneth Herrick and, therefore, control the Trusts’ Class B Stock.  With regard to the 769,426 shares owned by the Herrick Foundation, of which Todd W. Herrick is only one of three members of the Board of Trustees where action by the Board requires majority consent, Mr. Herrick applies the rule commonly known as the “Rule of Three,” and thus does not deem himself to have voting or investment control of securities held by the Herrick Foundation.

(2)	Based on the 18,479,684 shares of Common Shares reported as outstanding as of May 12, 2014 in Tecumseh’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Todd W. Herrick is the sole beneficial owner of 21,906 Common Shares, or approximately 0.1% of the outstanding Common Shares.

Todd W. Herrick is one of three members of the Board of Trustees of the Herrick Foundation, the others being Kent B. Herrick and Michael A. Indenbaum.  The Herrick Foundation is a Michigan nonprofit corporation, which is a “Private Foundation” as defined in the Internal Revenue Code of 1986, as amended, organized for charitable purposes.  The Herrick Foundation owns 769,426 Common Shares, or approximately 4.16% of the outstanding Common Shares.  Mr. Herrick applies the rule commonly known as the “Rule of Three,” and thus does not deem himself to have voting or investment control of securities held by the Herrick Foundation.

Toni L. Herrick is Todd W. Herrick’s sister, is an artist and this is her present principal occupation or employment.  Toni L. Herrick’s address is 7028 Foxmoor Court E, P.O. Box 19555, Kalamazoo, Michigan 49009.  Toni L. Herrick is a citizen of the United States of America.

Kent B. Herrick is Todd W. Herrick’s son and is a member of the Board of Trustees and a paid employee of the Herrick Foundation, and this is his present principal occupation or employment.  Kent B. Herrick’s address is 9693 Woodbend, Saline, Michigan 48176. Kent B. Herrick is a citizen of the United States of America.

Michael A. Indenbaum is an attorney and this is his present principal occupation or employment.  Michael A. Indenbaum’s business address is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506.  He carries on his business as a partner of Honigman Miller Schwartz and Cohn LLP, a law firm organized as a Michigan limited liability partnership (“Honigman”).  The principal business address of Honigman at which Michael A. Indenbaum carries on that business is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506.  Michael A. Indenbaum is a citizen of the United States of America.

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Todd W. Herrick and Toni L. Herrick share voting and investment power over the Common Shares held in the Trusts.  Michael A. Indenbaum is also a trustee of the Trusts, but he does not exercise any voting or investment power over the Tecumseh shares held in the Trusts.  The Trusts own 888,113 Common Shares, or approximately 4.81% of the outstanding Common Shares.

None of Toni L. Herrick, Kent B. Herrick or Michael A. Indenbaum has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of Toni L. Herrick, Kent B. Herrick or Michael A. Indenbaum has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Todd W. Herrick expressly declares that the filing of this Schedule 13D shall not be construed as an admission that he is a beneficial owner of any of the shares of Tecumseh covered by this Schedule 13D, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, except the 21,906 Common Shares referred to above as beneficially owned by Todd W. Herrick, and Todd W. Herrick expressly disclaims all beneficial ownership of any kind or character in, to, or with respect to, all or any of the balance of the Common Shares referred to in this Schedule 13D.

Todd W. Herrick has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,906 Common Shares.  Todd W. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of 910,019 Common Shares.

Todd W. Herrick expressly disclaims that he or any one or more of the above named persons constitute a “group” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

None of Todd W. Herrick, Toni L. Herrick, the Herrick Foundation or the Trusts has engaged in any transactions in shares of Class B Stock (or Common Shares) in the past 60 days.

The Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 769,426 shares of Common Shares owned by the Herrick Foundation.

The beneficiaries of the Trusts have the right to receive dividends on Common Shares held in those trusts and the right to receive the proceeds from any sale of those securities.  The beneficiaries of the Trusts are Todd W. Herrick, his sister, Toni L. Herrick, and their descendants.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than those relationships with other members of the Board of Trustees of the Herrick Foundation and the other trustees of the Trusts, Todd W. Herrick’s oversight responsibilities for the Herrick Foundation and Todd W. Herrick’s and Toni L. Herrick’s responsibilities for the Trusts, which are necessarily shared with the other trustees, Todd W. Herrick does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Common Shares or any other securities of Tecumseh, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division or profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter to Tecumseh Products Company, dated June 28, 2013.*

*Previously filed.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           May 30, 2014

/s/ Todd W. Herrick Todd W. Herrick